FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

PAYMENT OF CASH DIVIDENDS.

Payment of Cash dividends.

Shareholders of BBVA Banco Francés S.A are hereby notified that in accordance with the resolution taken by of the Ordinary and Special Shareholders’ Meeting held on April 24th, 2019, and the Board of Directors Meeting held on April 30th, 2019, cash dividends will be payable as from May 16th, 2019, for an amount of AR$ 2.407.000.000, equivalent to 392,877195 % of the capital stock or AR$ 3,92877195 per share for the fiscal year ended December 31st, 2018.

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice duly signed with all relevant information to BBVA Banco Francés S.A., to be delivered by 1:00 PM on May 15th, 2019, and addressed to OPERACIONES FINANCIERAS (FINANCIAL TRANSACTIONS) – Mrs. SUSANA DOPAZO, Córdoba Avenue 111, 26th Floor, Autonomous City of Buenos Aires, clearly stating beneficiary, customer name and depositor at Caja de Valores S.A. &/or identification in the Shareholders’ Registry held by the Registrar; Caja de Valores S.A., foreign bank to which wire transfers should be made, account number, reference, and any other useful information required for the correct crediting of net dividends.

Dividends shall be paid through Caja de Valores S.A in its address held on 25 de Mayo 362, Autonomous City of Buenos Aires, from Monday through Friday from 1:00 PM to 3:00 pm.

Autonomous City of Buenos Aires, May 3, 2019.

BBVA Banco Francés S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 3, 2019	By:	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer